Mail Stop 3651

      May 9, 2006

Via U.S. Mail and Facsimile

Stephen Nagel
Chief Executive Officer and principal financial officer
Kolorfusion International, Inc.
7347 S.Revere Parkway
Centennial, Colorado 80112

RE:	Kolorfusion International, Inc.
			Form 10-KSB for the Fiscal Year Ended June 30, 2005

      File No. 000-28351



Dear Mr. Nagel:

      We have reviewed your filing and have the following comments.
We have limited our review to only financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments and comply with the remaining comments in all future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-KSB for the fiscal year ended June 30, 2005
Item 6. Management`s Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources, page 19
Plan of Operation, page 21
1. We note from your disclosure that you have a significant amount of debt, which is due within the next twelve months and a significant working capital deficit. In this regard provide us with and revise future filings to discuss the effect of the existence of your working capital deficit on your ability to operate your business and meet your obligations as they come due. Also, expand your disclosure to provide the consequence(s) if you are not successful in refinancing or restructuring your significant short-term debt. If the alternative is to file for bankruptcy or discontinue operations, please state so.

Consolidated Financial Statements

Note. 1 Nature of Business, Summary of Significant Accounting
Policies
and Restatement

Patents, page F-6
Impairment of long-lived assets and long-lived assets to be disposed of, page F-7
2. We note the following information from your filings:
* You have operating net losses for the past two years ended June
30,
2005 and for the six month period ended December 31, 2005
* You have an accumulated deficit of approximately $11.5 million at
December 31, 2005
* You have recorded a full valuation allowance against your deferred tax asset at June 30, 2005
* Your stock price has continued to decline over the last two years
* Your audit report contains a going concern opinion
* No impairment charges were taken on your other assets (i.e., Patents and Other) and leasehold improvements and equipment during your fiscal year ended June 30, 2005

In consideration of the above factors, please advise us of the separate dates of your long-lived asset impairment analysis for the fiscal year ended June 30, 2005 and for the interim period ended December 31, 2005. Also provide us with a summary of the methodology and significant, assumptions, and estimates you considered in your impairment analysis on an individual asset group basis, and further explain to us why you concluded that no impairment of your long-lived assets was necessary for the periods presented in the filing. In addition, explain and disclose in your filing the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities in assessing impairment. See SFAS No. 144 for guidance. Furthermore we note from your disclosure in MD&A and in Note 1 that your patent rights have a useful life of nine years and the remaining balance for the majority of these rights will be fully amortized in the next three years. Considering that the nature of your business heavily depends on these patent rights, please include a discussion in your MD&A describing the effects on your operations if these right expire in three years and you are not able to renew your rights to these patents. Finally, explain to us how you factored the expiration of your patent rights in your long-lived assets impairment analysis. We may have further comment upon receipt of your response.

Other Assets, page F-8

3. We note from your financial statements that the June 30, 2005 other assets balance significantly increased by approximately $90,000 from the June 30, 2004 balance. In this regard, please revise your future disclosure to clearly provide the significant additions or deletions that comprise this approximately $90,000 change in account balance.
Additionally, please revise the notes to the financial statements in future filings to provide the amortization period and methods used;
and your policies for amortization and the accumulated amount. If you have "other asset" groups that are amortized over different periods or using different methods you should disclose each separately.
4. Also supplementally tell us, with a view toward expanded disclosure in future filings, whether you have recognized schedule rent increases on a straight-line basis over the lease term or another systematic and rational allocation that is more representative of the time pattern in which the property is physically employed. If not, please explain why. See FTC 85-3 for guidance.

Note 3. Long-Term Debt, page F-12
5. Reference is made to our prior comment 10 in our letter dated January 8, 2004 from our prior review of your financial statement. In your response to this comment you indicated that you would provide future disclosures as to why your consulting agreement that provides bona fide services in which the company will benefit over a five year period did not require you to recognize an asset (consulting agreement) to be amortized over the five-year agreement period.
We
note from your current disclosure in your MD&A on page 21 and your financial statement disclosure on page F-21 that no such disclosure has been made. Therefore, we re-issue our prior comment 10 from our letter dated January 8, 2004 and ask that you revise future filings accordingly.



       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.



	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.











	You may contact Jeff Jaramillo at (202) 551-3212 or Katherine Mathis, at (202) 551-3383 if you have questions regarding comments on the financial statements and related matters. Please contact Max
Webb, Assistant Director, at (202) 551-3755 with any other questions.




							Sincerely,


							Linda Cvrkel
							Branch Chief




Via facsimile: Stephen Nagel, Chief Executive Officer and principal financial officer
		(303) 690-4229





Stephen Nagel
Kolorfusion International, Inc.
May 9, 2006
Page 1